UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒   Form 40 F  ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐     No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2006-05 March 5, 2006

DESCRIPTION:

Queenstake Replaces Gold Reserves at Jerritt Canyon; Starvation Canyon Advances Into Reserves

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	March 6, 2006	By	“Dorian L. Nicol”” (signed)
(Signature)

Dorian L. Nicol, President & CEO

NEWS RELEASE

News Release 2006-05	March 5, 2006

SEC file number 0-24096

Queenstake Replaces Gold Reserves at Jerritt Canyon;

Starvation Canyon Advances Into Reserves

Denver, Colorado – March 5, 2006 –Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) met its goal of replacing gold reserves at the Jerritt Canyon operations in Nevada, after production, and identified the first gold reserves at the Starvation Canyon Project in 2005.

Proven and probable reserves(1),(2) totaled 877,900 ounces of gold contained in 3.7 million tons (3.4 million tonnes) at an average grade of 0.24 ounce of gold per ton (opt) or 8.1 grams per tonne (gpt) at year-end 2005, based on a three-year average gold price of $410 per ounce. Measured and indicated resources(1),(2), including reserves, were estimated at 2.1 million ounces of gold contained in 8.8 million tons (8.0 million tonnes) at an average grade of 0.24 opt (8.1 gpt). Queenstake also estimated inferred resources(1),(2) of 2.7 million tons (2.4 million tonnes) at 0.23 opt (7.9 gpt) for 605,600 ounces. Queenstake’s proven and probable reserves, and measured and indicated resources were audited and verified by SRK Consulting (U.S.), Inc.(3) as satisfying the standards of Canadian National Instrument 43-101.

Dorian L. (Dusty) Nicol, President and Chief Executive Officer said, “The exploration accomplishments during 2005 were impressive in light of our modest exploration expenditures in 2005. When Queenstake acquired the Jerritt Canyon operations in June 2003, Jerritt Canyon had 524,100 ounces in reserves. From then through year-end 2005, Jerritt Canyon produced approximately 597,400 ounces and still had 877,900 ounces in reserves. With this history of reserve replacement under Queenstake’s ownership, we believe the Jerritt Canyon District should continue to add gold resources and remain in production for years to come.”

The Starvation Canyon project advanced into probable reserves of 121,100 ounces contained in 400,500 tons at an average grade of 0.30 ounce per ton. In addition, measured and indicated resources, including reserves, at Starvation Canyon increased 22% from year-end 2004 to 190,700 ounces (contained in 676,400 tons), while the grade improved 4% to 0.28 ounce per ton. The improvement of continuity, grade and size of the resource and delineation of initial reserves during 2005, coupled with the large favorable untested area surrounding this new resource, raises the Company’s expectations for the 2006 exploration program.

For year-end 2005, the new reserves at Starvation Canyon and reserve additions at the Murray and Smith mines offset reserve depletion from production at the combined SSX-Steer Mine Complex. Mineralization remains open at SSX and Steer with new targets in the greater SSX area to be drilled in 2006. The improvement in the Smith Mine reserves was attributable to the expansion of the high-grade Mahala and West Dash deposits. Mahala, which began commercial production in the fourth quarter of 2005, had 223,600 tons (202,800 tonnes) at 0.33 opt (11.2 gpt) for approximately 73,300 contained ounces in reserves. West Dash added 37,800 contained ounces to reserves and tripled its measured and indicated resources, including reserves, to 70,300 ounces in 2005. A drift being developed from the main decline for the Smith Mine is anticipated to reach West Dash for initial production by mid 2006.

Measured and indicated resources in 2005 were lower than in 2004 largely due to a refinement of the geologic models used in the redevelopment initiative implemented in August 2005. The application of smaller, narrower blocks in mine planning enhanced the overall quality of the resources and reserves. In fact, the proven reserve component of total proven and probable reserves improved from 24% to 36% in 2005.

Mr. Nicol added, “The exploration potential continues to be significant in the Jerritt Canyon District as we added almost two ounces of reserves for every meter drilled in 2005. Additionally, Starvation Canyon represents some of the lowest discovery costs at Jerritt Canyon at approximately $16 per resource ounce.”

In 2005, expenditures on district exploration and surface drilling were $3.9 million, compared to $6.6 million in 2004. There was also approximately $2.6 million of capitalized resource conversion drilling for near-mine exploration in 2005, which is reflected in the capital expenditures for the Company.

Outlook

For 2006, the expected exploration investment will be approximately $6 million for district and surface programs, including $2 million for the Starvation Canyon Project, with a capitalized resource conversion drilling program for a similar amount as in 2005.

In 2005, the development of the drift connecting SSX and Steer mines unexpectedly encountered gold mineralization. During 2006, drill platforms along the drift will explore this prospective corridor. The Company has acquired a third underground reverse-circulation drill to augment drilling in this area.

During 2006, the district exploration program will pursue extensions of the Starvation Canyon Project and test some new targets such as Snow Canyon, Mahala Basin and North Steer. The near-mine program will focus on step-out surface drilling at West Dash, Mahala and the greater SSX area as well as underground drilling in the SSX-Steer corridor, West Dash and East Mahala.

The Company’s goal is to replace reserves, net of depletion, and show a year-over-year increase in resources at the end of 2006.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado. Its principal asset is the wholly owned Jerritt Canyon District in Nevada. Jerritt Canyon has produced over seven million ounces of gold from open pit and underground mines since 1981. Current production at the property is from underground mines. The Jerritt Canyon district comprises 119 square miles (308 square kilometers) of geologically prospective ground and represents one of the largest contiguous exploration properties in Nevada.

Chart 1: Queenstake Proven and Probable Reserves at Jerritt Canyon Operations, Nevada

JERRITT CANYON PROVEN & PROBABLE GOLD RESERVES - DECEMBER 2005

	PROVEN			PROBABLE			TOTAL
Deposit	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)
Murray	108.7	0.24	26.5	134.7	0.27	36.8	243.3	0.26	63.3
Smith Upper	142.2	0.30	42.9	479.0	0.25	122.2	621.2	0.27	165.0
Smith Lower	68.1	0.36	24.3	259.7	0.32	83.3	327.8	0.33	107.7
SSX	824.9	0.25	206.3	508.5	0.24	121.0	1,333.3	0.25	327.3
Saval IV	—	—	—	104.4	0.23	24.3	104.4	0.23	24.3
Starvation Canyon	—	—	—	400.5	0.30	121.1	400.5	0.30	121.1
Wright Window	—	—	—	32.6	0.23	7.4	32.6	0.23	7.4
Sub Total	1,143.8	0.26	300.0	1,919.5	0.27	516.1	3,063.3	0.27	816.1

Stockpiles	67.5	0.17	11.7	592.2	0.08	50.0	659.7	0.09	61.8

TOTAL	1,211.3	0.26	311.7	2,511.7	0.23	566.2	3,723.0	0.24	877.9

JERRITT CANYON GOLD MINERAL RESOURCES - December 2005
(includes Proven and Probable Reserves)

	MEASURED			INDICATED			MEASURED + INDICATED			INFERRED
DEPOSIT	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)

Murray (incl. Zone 9)	560.2	0.29	164.7	229.0	0.28	64.3	789.2	0.29	229.0	167.2	0.22	36.8
SSX-Steer Complex	1,830.4	0.28	508.6	767.0	0.27	205.0	2,597.5	0.28	713.6	1,052.2	0.23	244.1
Smith	636.5	0.29	184.7	1,226.8	0.28	342.8	1,863.3	0.28	527.5	677.0	0.24	161.2
Saval	—	—	—	460.5	0.25	112.9	460.5	0.25	112.9	270.0	0.25	66.2
Starvation Canyon	—	—	—	676.4	0.28	190.7	676.4	0.28	190.7	51.4	0.31	15.8
Wright Window	—	—	—	97.8	0.16	15.2	97.8	0.16	15.2	19.0	0.23	4.3
Subtotal	3,027.1	0.28	858.0	3,457.7	0.27	931.0	6,484.9	0.28	1,789.1	2,236.8	0.24	528.4
Stockpiles	67.5	0.17	11.7	1,175.3	0.06	69.2	1,242.7	0.07	80.9	—	—	—
Pit Resources
Burns Basin	—	—	—	29.7	0.13	3.9	29.7	0.13	3.9	—		—
California Mtn.	—	—	—	8.0	0.11	0.9	8.0	0.11	0.9	—	—	—
Coyote	—	—	—	—	—	—	—	—	—	20.1	0.10	2.0
Pie Creek	—	—	—	190.2	0.16	29.9	190.2	0.16	29.9	28.3	0.14	4.0
Road Canyon	—	—	—	148.6	0.14	21.2	148.6	0.14	21.2	74.3	0.13	9.7
Mill Creek	—	—	—	78.4	0.12	9.7	78.4	0.12	9.7	—	—	—
U/G Resources
Burns Basin	—	—	—	30.7	0.19	5.9	30.7	0.19	5.9	50.6	0.23	11.5
California Mtn.	—	—	—	32.1	0.38	12.1	32.1	0.38	12.1	9.4	0.33	3.1
Coyote Zone 10	—	—	—	45.2	0.21	9.6	45.2	0.21	9.6	2.7	0.18	0.5
MCE	—	—	—	4.4	0.20	0.9	4.4	0.20	0.9	7.8	0.19	1.5
Waterpipe II	—	—	—	—	—	—	—	—	—	37.4	0.21	7.7
West Mahala	—	—	—	368.1	0.22	82.4	368.1	0.22	82.4	141.9	0.21	29.7
Winters Creek	—	—	—	148.9	0.22	32.5	148.9	0.19	32.5	37.2	0.20	7.4
Total	3,094.6	0.28	869.7	5717.4	0.21	1,209.4	8,812.0	0.24	2,079.1	2,646.5	0.23	605.6

#     #     #

Notes:

(1)  “Resources” or “resources” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability. For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. Refer also to the Cautionary Statement at the end of this news release. Key assumptions and methods used in deriving proven and probable reserves, and measured and indicated resources will be described in the 43-101 report to be filed soon on SEDAR.

(2)  For Queenstake, the Qualified Persons for the technical information contained in this news release are Messrs. Dorian L. (Dusty) Nicol, President and Chief Executive Officer, Robert Todd, Manager of Technical Services, and  Donald G. Colli, Manager of Mineral Resources.

(3)  For SRK Consulting (U.S.) , Inc., the Qualified Person is Mr. Landy Stinnet, Associate Mining Engineer.

For further information call:

Wendy Yang, 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com Web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of reserves and resources, (ii) estimates and opinions regarding geologic and mineralization interpretation and (iii) estimates of exploration investment and scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases or gold price variations that could occur in future. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2004 Annual Information Form filed on SEDAR (www.sedar.com) and 2004 Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings.

U.S. investors are also advised that terms “proven reserves” and “probable reserves” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101). These definitions differ from the definitions in Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC). “Resources” or “resource” used in this news release are as defined in NI 43-101 and, while recognized and required by Canadian regulations, are not terms recognized or defined by the SEC. Mineral resources are not reserves and do not have demonstrated economic viability. It cannot be assumed that part or all of the mineral deposits termed “resources” may ever demonstrate economic viability to become reserves. The term “inferred resources” is not recognized by the SEC and it cannot be assumed that part or all of an inferred resource will ever be upgraded to a higher category. For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. Key assumptions and methods used in deriving proven and probable reserves, and measured and indicated resources will be described in the 43-101 report to be filed soon on SEDAR.